TIFFANY & CO.
                                  15 Sylvan Way
                            Parsippany, NJ 07054-3893
                             TELEPHONE 973-254-7755
                             FACSIMILE 973-254-7583

HENRY IGLESIAS
Vice President - Controller


                                December 15, 2008


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
      Attn:  H. Christopher Owings


      Re:      SEC Comment Letter - Dated December 2, 2008
               -------------------------------------------

               TIFFANY & CO. (the "Company")
               Form 10-K for the Fiscal Year Ended January 31, 2008 Filed March 28, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed April 10, 2008
               Form 10-Q for the Fiscal Quarter Ended April 30, 2008 Filed June 3, 2008

Ladies and Gentlemen:

     We have reviewed your above-referenced Comment Letter dated December 2, 2008. The Company's detailed responses to the Commission's comments and inquiries are set forth below.

     Further to the below responses, the Company acknowledges the following:

               o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
               o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
               o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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United States Securities and Exchange Commission
December 15, 2008
Page 2 of 17


Form 10-K for Fiscal Year Ended January 31, 2008
------------------------------------------------
Item 1. Business, page K-3
--------------------------

1. We note the disclosure on page K-3 providing a cross-reference to the disclosure regarding segments in the company's financial statements. Please disclose in Item 1 what those reportable segments are.

          In future filings, the Company will modify the caption on page K-4, which includes a description of the segments, from "Channels of Distribution" to "Reportable Segments".

Channels of Distribution, page K-4
----------------------------------

2. We note the disclosure that Little Switzerland, Inc. is now considered a discontinued operation. Please disclose that Little Switzerland was sold, and provide a brief summary of the transaction.

          In future filings, the Company will modify the disclosure of the Company's Other channel of distribution (on page K-13) to include a brief summary of the sale of Little Switzerland as follows:

               Little Switzerland, Inc. In 2007, the Company sold 100% of the stock of Little Switzerland, Inc. to an unaffiliated third party for net proceeds of $32,870,000 (subject to a contractual post-closing balance sheet adjustment). Little Switzerland's results have been reclassified to discontinued operations. The Company has agreed to continue to distribute TIFFANY & CO. merchandise for resale in TIFFANY & CO. boutiques maintained in certain LITTLE SWITZERLAND stores post-closing. The Company recorded a $54,260,000 pre-tax charge due to the sale of Little Switzerland.

Sales by Reportable Segment of Tiffany & Co. Jewelry by Category, page K-5
--------------------------------------------------------------------------

3. On page K-6, we note the disclosure that the categories of products other than jewelry do not individually represent 10% or more of consolidated net sales. Please disclose the aggregate percentage of net sales represented by products other than jewelry.

          In future filings, the Company will modify the disclosure on page K-4 under Products as follows:

               Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. In Fiscal 2007, 2006 and 2005 approximately 86%, 86% and 85%, respectively, of Registrant's net sales were attributable to TIFFANY & CO. brand jewelry. Designs are developed by employees,


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United States Securities and Exchange Commission
December 15, 2008
Page 3 of 17


               suppliers, independent designers and independent "name" designers (see Designer Licenses below). In addition to TIFFANY & CO. brand jewelry, in Fiscal 2007, 2006 and 2005 approximately 14%, 14% and 15%, respectively, of Registrant's net sales were attributable to TIFFANY & CO. brand non-jewelry merchandise and sales from businesses operated under trademarks or tradenames other than TIFFANY & CO.

International Retail, page K-8
------------------------------

4. In the seventh full paragraph on page K-10, the company discloses risks related to the Japanese department store industry. Please add this disclosure under Item 1A. Risk Factors or explain to us why it should not be added. In addition, we note several instances under Item 1 where the company provides disclosure of risks facing the company. Please ensure that all such information is appropriately disclosed, if applicable, under Item 1A.

          In future filings, the Company will modify the following risk factor on page K-21 to address the risks related to the Japanese department store industry:

               (viii) Risk: that Registrant will be unable to lease space for its retail stores in prime locations.

                    Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If Registrant cannot secure and retain locations on suitable terms in prime and desired luxury shopping locations, its expansion plans, sales and earnings will be jeopardized.

                    In Japan, many of the retail locations are located in department stores. In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, Registrant's sales and earnings would be reduced while alternate premises were being obtained.

          In addition, the Company has reviewed its risk factors and believes that the disclosures of risks under Item 1 are adequately disclosed under Item 1A. The following are examples of certain risks discussed in Item 1 and the corresponding risk factor disclosed under Item 1A:

          - Risks associated with the Maintenance of the TIFFANY & CO. Brand disclosed on pages K-3 and K-4 are addressed in (ix) Risk: that Registrant's

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United States Securities and Exchange Commission
December 15, 2008
Page 4 of 17


               business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.
          - Risks associated with the expansion of U.S. Retail Operations disclosed on page K-8 are addressed in (ix) Risk: that Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.
          - Risks associated with Trademarks disclosed on page K-14 are addressed in (vii) Risk: that the value of the TIFFANY & CO. trademark will decline due to the sale by infringers of counterfeit merchandise.
          - Risks associated with designer licenses disclosed on page K-15 are addressed in (v) Risk: that Registrant will be unable to continue to offer merchandise designed by Elsa Peretti or Paloma Picasso.

Merchandise Purchasing, Manufacturing and Raw Materials, page K-15
------------------------------------------------------------------

5. Consistent with comment eight from our letter dated January 29, 2008 regarding the company's annual report on Form 10-K for the year ended January 31, 2007, please disclose on page K-16 how the company's relationships with its vendors and suppliers are structured. For example, please disclose if there are written agreements with each of the vendors and on what terms such agreements may be terminated and if there are any penalties for such termination. Please also consider whether the loss of any significant supplier would adversely affect the company such that risk factor disclosure under Item 1A would be appropriate.

          Consistent with the Company's response to comment eight from the letter dated January 29, 2008, the Company disclosed the following with regards to finished goods merchandise vendors and suppliers on page K-18:

               Finished jewelry is purchased from approximately 90 manufacturers, most of which have long-standing relationships with Tiffany. However, Tiffany does not enter into long-term supply arrangements with its finished goods vendors. Tiffany does enter into written blanket purchase-order agreements with nearly all of its finished goods vendors. These agreements may be terminated at any time by Tiffany without penalty; such termination would not discharge Tiffany's obligations under unfilled purchase orders placed prior to termination. The blanket purchase-order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods to Tiffany. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements. Tiffany believes that there are alternative sources for most jewelry items; however, due to the craftsmanship involved in certain designs, Tiffany would have difficulty finding readily available alternatives in the short term.


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United States Securities and Exchange Commission
December 15, 2008
Page 5 of 17


          The Company will disclose the following under the caption Purchases of Polished Gemstones and Precious Metals in future filings:

               The Company does not enter into long-term supply arrangements with its polished gemstone and precious metal vendors. The Company does enter into purchase orders with nearly all of these vendors. These purchase orders may be terminated at any time by the Company without penalty; such termination would not discharge the Company's obligations under unfulfilled purchase orders placed prior to the termination.

          The Company will disclose the following under the caption Purchases of Rough Diamonds in future filings:

               The Company has entered into a diamond purchase agreement with Harry Winston Diamond Corporation (formerly known as Aber Diamond Corporation) whereby the Company has the obligation to purchase a minimum of $50,000,000 of rough diamonds, subject to availability and the Company's quality standards, per year for a 10-year period ending in 2013. The Company has not entered into long-term supply arrangements with its other significant rough diamond vendors.

          The Company will add additional commentary in future filings to the risk on page K-21 which is entitled "(vi) Risk: that increased commodity prices or reduced supply availability will adversely affect Registrant's ability to produce and sell products at historic profit margins." as follows:

               If trade relationships between the Registrant and one or more of its significant vendors were disrupted, the Registrant's sales could be adversely affected in the short-term until alternative supply arrangements could be established.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and
------------------------------------------------------------------------------
Issuer Purchases of Equity Securities, page K-26
------------------------------------------------
Issuer of Purchases of Equity Securities, page K-27
---------------------------------------------------

6. Please disclose in footnotes to the table the date the program was announced and the total dollar amount approved. See Instructions to paragraphs (b)(3) and (b)(4) of Item 703 of Regulation S-K.

          In future filings, the Company will include the following disclosure as a footnote to the table:

               In March 2005, the Company's Board of Directors  approved a stock
               repurchase   program  ("2005   Program")   that   authorized  the
               repurchase of

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United States Securities and Exchange Commission
December 15, 2008
Page 6 of 17


               up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. In August 2006, the Company's Board of Directors extended the expiration date of the Company's 2005 Program to December 2009, and authorized the repurchase of up to an additional $700,000,000 of the Company's Common Stock. In January 2008, the Company's Board of Directors extended the expiration date of the 2005 Program to January 2011 and authorized the repurchase of up to an additional $500,000,000 of the Company's Common Stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations, page K-30
------------------------
Results of Operations, page K-32
--------------------------------

7. Under the sub-heading "Direct Marketing" please quantify the increases in sales for 2007 and 2006 consistent with comment 17 from our letter dated January 29, 2008.

          The Company will revise future filings to quantify in dollars the change in sales for all segments.

Gross Margin, page K-34
-----------------------

8. In the first full paragraph on page K-35, please disclose whether the company anticipates raising prices in 2008 and whether it expects further increases in the prices of precious metals and diamonds.

          The volatility in commodity prices has been significant over the past few years and therefore, it is difficult to predict changes in prices. The Company has disclosed the following on page K-35:

               The Company adjusts its retail prices from time to time to address specific market conditions, product cost increases and longer-term changes in foreign currencies/dollar relationships.

          In future filings, the Company will add the following statement:

               Among the market conditions that the Company addresses by adjusting retail prices is consumer demand for the product category involved. Consumer demand is influenced by consumer confidence and competitive pricing conditions. Management has made no determination to reduce or increase prices across all merchandise categories or across the jewelry category, but will continue to address product pricing on a case-by-case basis.

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United States Securities and Exchange Commission
December 15, 2008
Page 7 of 17


Liquidity and Capital Resources, page K-39
------------------------------------------

9. Recent and continuing difficulties in the housing, financial and credit markets have highlighted the negative impact these difficulties are currently having on consumer retail spending and the continuing negative impact that may occur in future periods. Revise your disclosure to provide an overview of how you anticipate the current economic environment will affect your results of operations in the future. Discuss any specific business trends occurring in 2008 you believe will continue to have an impact on future periods. Explain if your plans for new store openings and capital expenditures in certain geographic regions have changed as a result of the current economic environment. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

          Consistent with the Company's response to comment twelve from the letter dated January 29, 2008, the Company disclosed on page K-38 how 2008 results would be affected based on management's view that U.S. economy would remain weak in the first half of 2008 and that consumer confidence would continue to reflect conditions observed during the last quarter of 2007. As current credit market conditions have continued to deteriorate and continued to have a negative effect on the Company's results from operations, management has publicly updated its outlook: the Form 10-Q for the fiscal quarter ended October 31, 2008 filed December 2, 2008 included a discussion on future store openings (see page 18), 2008 Outlook (see page 21) and liquidity requirements (see page 22). The Company continues to monitor the current economic environment and will provide appropriate disclosure in its Annual Report on Form 10-K for the fiscal year ending January 31, 2009.

10. We note your disclosure of the $48 million impairment charge for an uncollectible loan due from Tahera, a Canadian diamond mining and exploration company that recently ceased operations which was one of your sources of diamonds. Please clarify to us and disclose if these events will have a material impact on your operations in future periods. Also, please disclose the value of and consideration given to the certain assets of the Project securing the Commitment.

          In future filings, the Company will disclose that these events will not have a material impact on the Company's future operations because the mine in question was never a significant source of rough diamonds for the Company. In addition, the Company will disclose in future filings that it considered the value of the assets of the Project that secured the Commitment and determined that the assets were closely associated with the underlying Project and therefore, in order to retain their value, these assets must be part of a fully operational mine. As a result, the Company determined that collectibility of the outstanding Commitment and realization upon the liens securing the Commitment was not probable.


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United States Securities and Exchange Commission
December 15, 2008
Page 8 of 17


          Subsequent discussions to date with Tahera and the Company's involvement in Tahera's proceedings under the Companies' Creditors Arrangement Act in Canada (CCAA) continue to support the Company's position that the assets securing the Commitment have minimal value. Further, during the fourth quarter of 2008, the Commitment and the liens were assigned for a nominal value to an unrelated third party in exchange for the right to participate in future profits, if any, derived from the exploitation of the assets.

Investing Activities, page K-40
-------------------------------
Capital Expenditures, page K-40
-------------------------------

11. Please disclose the sources of funds used for capital expenditures in 2007 and 2006 and whether the mix if funds is expected to change for 2008 capital expenditures. See Item 303(a)(2) of Regulation S-K.

          The Company does not use specific sources of funds to finance capital expenditures. Accordingly, the Company disclosed the following on page K-44 and will modify the disclosure in future filings to include capital expenditures:

               Based on the Company's financial position at January 31, 2008, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service, capital expenditures and seasonal working capital increases for the foreseeable future.

Consolidated Statement of Earnings, page K-52
---------------------------------------------

12. Please explain your basis in generally accepted accounting principles for recording a gain of $105.1 million on the sale and lease-back of property that includes your Flagship retail store in Tokyo during fiscal 2007. Further, according to your disclosure $75.2 million of the gain has been deferred. Please provide us support for your calculation of the amount of the gain recognized in 2007 on the Tokyo transaction. Please also explain to us why you did not classify the pre-tax gain of $105.1 million below the line item earnings from continuing operations in other income, net. Confirm to us that you deferred all of the gain relating to the sale and lease-back transaction for London store in 2007.

          Paragraph 3 of SFAS No. 28, "Accounting for Sales with Leasebacks" states "...Any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease, unless: ... b. The seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback and realizes a


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United States Securities and Exchange Commission
December 15, 2008
Page 9 of 17


          profit on the sale in excess of (i) the present value of the minimum lease payments over the lease term, if the leaseback is classified as an operating lease, or (ii) the recorded amount of the leased asset, if the leaseback is classified as a capital lease. In that case, the profit on the sale in excess of either the present value of the minimum lease payments or the recorded amount of the leased asset, whichever is appropriate, shall be recognized at the date of the sale. For purposes of applying this provision, the present value of the minimum lease payments for an operating lease shall be computed using the interest rate that would be used to apply the 90 percent recovery criterion of paragraph 7(d) [of Statement No. 13]."

          Because Tiffany & Co. Japan leased-back approximately 31% (based on square footage) of the building, the Company retained more than a minor part but less than substantially all of the use of the property sold. For that reason, the excess of the profit on the sale over the present value of the minimum lease payments was recognized at the date of the sale. The remaining portion of the profit on the sale was deferred and will be amortized over the lease term.

          The gain recognized at the date of the sale was calculated as follows:

          Net sales price                             $     327,537,000
          Transaction costs                                  (3,285,000)
          Net book value of total assets                   (143,957,000)
                                                      -----------------
          Gain on sale                                      180,295,000
          Present value of minimum lease payments           (75,244,000)
                                                      -----------------
          Gain recognized on date of sale             $     105,051,000
                                                      =================

          The present value calculation used an interest rate of 2.53%, which represents the incremental borrowing rate for Tiffany & Co. Japan.

          Given the significance of the gain recorded, the Company determined it was necessary to give prominence to the gain on the face of the income statement. In addition, the Company reviewed the guidance in paragraph 45 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which states "A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise ... If a subtotal such as "income from operations" is presented, it shall include the amounts of those gains or losses."

          As disclosed on page K-69, the Company confirms that it deferred the entire gain relating to the sale and lease-back transaction for the London store in 2007. The building housing the London store was and is fully occupied by the Company.

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United States Securities and Exchange Commission
December 15, 2008
Page 10 of 17


Notes to Consolidated Financial Statements
------------------------------------------
Note P. Segment Information, page K-84
--------------------------------------

13. We note your disclosure the New York Flagship store on Fifth Avenue accounts for a significant portion of your net sales. Further, we note during your most recent earnings call discussion with analysts relating to the third quarter of 2008 where the New York Flagship retail store recently accounted for more than 20% of your net sales in the United States. In this regard, please tell us and disclose the operating segments you have identified as defined by paragraph 10 of SFAS 131 along with those that have been aggregated based on meeting the criteria in paragraph 17. Please also tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. See paragraph 26 of SFAS 131.

          The discussion you refer to concerned the third quarter of 2008, a period during which consumer demand in New York differed significantly from prior periods due to the negative changes in the prevailing consumer sentiment in the U.S. offset (to a limited extent) by the tourist business in New York. The Company disclosed on page K-32 in its Form 10-K for Fiscal Year Ended January 31, 2008 filed March 28, 2008 that sales attributable to the New York Flagship store were approximately 10% of the total Company net sales over a three-year period.

          As of the first quarter of 2008, the Company has identified the Americas, Asia-Pacific and Europe as its operating segments as these are the only "operating segments" that meet all three criteria outlined in paragraph 10 of SFAS No. 131. The Company's operating segments are also the reportable segments. The Chief Operating Decision Maker (CODM) does not regularly review operating results at a lower level. The CODM evaluates the performance of the business based on the sales and operating margins of the Americas, Asia-Pacific and Europe regions. These regions have operational management who are accountable to the CODM and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the segment. While the CODM does review sales information for the New York store and all other locations, the CODM has determined that sales information alone is not sufficient to make decisions about resources and assess performance and therefore has not identified the New York Flagship store as a separate operating segment.

          As disclosed in the Company's Form 10-Q for fiscal quarter ended April 30, 2008 filed on June 3, 2008 on page 12, the Company's CODM assesses performance on a region-by-region basis as this regional view reflects the synergies and trade-offs from multi-channel distribution.

14. We note your disclosure of classes of similar products include the broad category of jewelry wherein you present 86% of your net sales. The use of broad product categories such as jewelry does not provide meaningful information to investors. Please consider


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United States Securities and Exchange Commission
December 15, 2008
Page 11 of 17

     splitting this category into smaller product categories such as engagement and diamond wedding rings, gemstones or some other similar product categories as those presented on page K-5.

          The Company will modify the classes of similar products disclosure in future filings to include product categories similar to the disclosure on page K-5.

Note R. Subsequent Event, page K-88
-----------------------------------

15. Your disclosure indicates the Audit Committee of the Board of Directors approved the change in methods of costing inventories in March 2008.
     However, we were unable to locate where a periodic or current report submission on EDGAR had been filed that included a preferability letter from your independent registered public accountant as required by Item 601(a)(18) of Regulation S-K. Please advise or file this letter as Exhibit 18 to a current or periodic report as required.

          The Company received a preferability letter from its independent registered public accounting firm however, it was filed as Exhibit
          10.154 to the Company's Form 10-Q for fiscal quarter ended April 30, 2008 filed on June 3, 2008.

Definitive Proxy Statement on Schedule 14A
------------------------------------------
Compensation Discussion and Analysis, page PS-21
------------------------------------------------

16. Throughout this section, please add disclosure detailing how the committee determined compensation for the fiscal year ended January 31, 2008, including the reasons for changes from prior years or the reasons no changes were made. In other words, please disclose how the compensation committee put the procedures described into practice.

          Although the Company believes that the Compensation Discussion and Analysis ("CD&A") does disclose how the compensation committee put the procedures described into practice, the Company will assure that, in the future, the CD&A will highlight this disclosure by using an "Action Taken" subheading.

          For example, following the discussion of Competitive Compensation Analysis in the Definitive Proxy Statement (PS-26) the Company will disclose, in lieu of the final two bullet points:

               Actions Taken:
               --------------
               o After determining from the competitive compensation analysis that a 5.2% increase in target total cash compensation was warranted for the chief executive officer, the Committee increased his Fiscal 2008 base salary by 2.6% (from $974,658 to $1,000,000) and increased his target incentive as a percent of base salary by 5.26% (from 95% to 100%) for

United States Securities and Exchange Commission
December 15, 2008
Page 12 of 17


                    a total increase of 5.2% in target total cash compensation (from $1,900,583 to $2,000,000).
               o After determining from the competitive compensation analysis that a 12.6 % increase in target total cash compensation was warranted, in aggregate, for the other named executive officers, the Committee increased the Fiscal 2008 salary of Mrs. Canavan by 13.2% and the salaries of Messrs. Fernandez and King by 12.1% and 20%, respectively; the Committee increased the target incentive as a percentage of base salary by 7.69% in the case of each of those officer (from 65% to 70%). No change was deemed necessary in the case of Mr. Quinn.
               o On the basis of foregoing base salary increases, and its view that a minimum of 50% of the total compensation opportunity of the chief executive officer and 40% of the total compensation opportunity of the other executive officers should be comprised of long-term incentives, the Committee awarded long-term incentives with an estimated value as a percent of salary for each of the named executive officers as shown in the chart that follows. As a percent of salary, these awards did not change from Fiscal 2007 except in the case of Mr. Quinn, whose award was reduced from 250% to 162% in view of a change in his duties. (Further details of these grants are shown in the table titled GRANTS OF PLAN-BASED AWARDS on page PS-35.)

          By way of further example, after the penultimate paragraph on PS-30, which describes the Committee's process for calculating the pay-out under formula-based annual incentive awards and performance-based restricted stock unit awards, the Company will add the following in future filings:

                    Actions Taken:
                    --------------
                    o In March, 2008 the Committee determined that the Company had exceeded its Fiscal 2007 net earnings objectives and that annual incentive awards and bonuses would pay out at 200% of the target amount.
                    o In March, 2008 the Committee determined that the Company had satisfied the earnings-per-share and return-on-assets performance tests for the three-year performance period ended January 31, 2008 for the performance-based restricted stock unit awards made in January, 2005 and that the Company had achieved cumulative earnings-per-share sufficient so that those awards would vest (pay out) at maximum. The number of shares so vested are shown in the table headed OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END on PS-41 and are further discussed in Note (c) to that table on PS-43.

Base Salary, page PS-22
-----------------------

United States Securities and Exchange Commission
December 15, 2008
Page 13 of 17


17. Please briefly describe how the company determines that its base salaries are competitive.

          The Company has disclosed how it determines that its base salaries are competitive under the section titled Competitive Compensation Analysis on page PS-24 through page PS-26. In future filings, the Company will add a cross reference under the caption Base Salaries to the Competitive Compensation Analysis.

Short-term Incentives, page PS-22
---------------------------------

18. Consistent with comment 33 from our letter dated January 29, 2008, please disclose the formula used to determine annual incentive awards.

          The Company believes it provided an appropriate cross-reference to where the formula could be found on page PS-22 as follows:

               (For a description of the Incentive Awards, including the incentive award targets and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS - Non-Equity Incentive Plan Awards.)

Competitive Compensation Analysis, page PS-24
---------------------------------------------

19. We note the discussion of the survey data on pages PS-24-PS-26. Please discuss how the committee used this information and whether any changes to compensation were made as a result of this information.

          The  Company   disclosed  how  the  committee  uses  the   competitive
          compensation analysis on pages PS-24 and PS-25 as follows:

               Each year,  in setting or  maintaining  base  salaries and making incentive awards, the Committee refers to competitive compensation (market) data because the Committee believes that such data are useful to determine if the Company's compensation falls between the 25th and 75th percentile of market data. However, the Committee does not consider such data sufficient for a full evaluation of appropriate compensation for any individual executive officer. Accordingly, the Committee has not set a "bench-mark" to such data for any executive officer and does not rely exclusively on compensation surveys or publicly available compensation information. Rather, the Committee also considers: the comparability of compensation as between executive officers of comparable experience and

United States Securities and Exchange Commission
December 15, 2008
Page 14 of 17


               responsibility;  job  comparability  with market  positions;  the recommendations of the chief executive officer; and the Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

          The Company disclosed on page PS-26 that the following changes to compensation were made:

               o that a 5.2% increase in target total cash compensation was warranted for the chief executive officer for Fiscal 2008 - this was accomplished by increasing both salary and target annual incentive compensation; and
               o that a 12.6% increase in target total cash compensation was warranted, in aggregate, for the other named executive officers - this was accomplished by increasing both salary and target annual incentive compensation for Mrs. Canavan and for Messrs. Fernandez and King.

          In addition, please see the Company's response to comment #16 above which notes the actions taken by the compensation committee based on the information they reviewed.

Discussion of Summary Compensation Table and Grants of Plan-Based Awards,
-------------------------------------------------------------------------
page PS-37
----------

20. Please disclose the performance goal for Fiscal 2007 and include a discussion of the Fiscal 2007 performance goal and the payouts resulting from such performance goal in the Compensation Discussion and Analysis.

          The Company disclosed the performance goal for Fiscal 2007 on page PS-38 as follows:

               For fiscal year 2007, earnings were required to exceed prior year earnings:
               o    in order for any annual incentive awards to pay out;
               o    by 12% in order to pay out at target; and
               o    by 16% in order to pay out at maximum.

          The Company will add an appropriate cross-reference to the performance goals and payouts in the CD&A in future filings.


Form 10-Q, for the fiscal quarter ended April 30, 2008
------------------------------------------------------
Item 1. Financial Statements
----------------------------
Notes to Condensed Consolidated Financial Statements (Unaudited)
----------------------------------------------------------------
Note 2. Change in Accounting for Inventories, page 7
----------------------------------------------------

United States Securities and Exchange Commission
December 15, 2008
Page 15 of 17


21. We note your disclosure relating to the change in accounting for inventories from LIFO to average cost effective in the first fiscal quarter of 2008 for inventories held by U.S. subsidiaries and foreign branches. Your disclosure in the second paragraph provides the impact the change had on certain accounts during the quarter ended April 30, 2007, but does not provide the corresponding effect of the change on income from continuing operations, earnings per share amounts, and other financial statement line items affect in the first quarter in fiscal 2008 as required by paragraph 17(b)(2) of SFAS 154. Please tell us the reasons why the effect on the current period was not provided.

          The Company understands the requirements of paragraph 17(b)(2) of SFAS No. 154, however the Company concluded that such disclosure was not material to investors and did not provide this information for the following reasons:

          o The Company believes that this disclosure is not meaningful to its investors. The Company understands through discussions with investors, that historically, financial results would be adjusted by these investors to remove the impact of accounting for inventories on the LIFO method of accounting. The Company has historically provided the quarterly and year-to-date LIFO charges in its earnings releases so that investors would have the information necessary to make these adjustments. In the Company's Form 10-K for Fiscal Year Ended January 31, 2008 filed March 28, 2008, the Company provided restated financial information for all periods presented in its subsequent event footnote on page K-88 and as required by SFAS No. 154, in the period of change, the Company has restated and disclosed the impact of the change for all prior periods presented in each of its 2008 Form 10-Qs. Therefore, investors have comparable information in order to evaluate trends.

          o The Company believes that due to the complexity of the calculation, the cost associated with calculating the effect of the change on income from continuing operations, earnings per share amounts, and other financial statement line items in fiscal 2008 outweighed the benefits to investors of providing additional disclosure. Many of the Company's peer retailers do not use the LIFO method of accounting for inventories and therefore investors do not need this information to compare the Company to its peers.

          Therefore, the Company believes that such disclosure was not material to investors. Further, since the Company has changed its method of accounting for inventories, investors have not asked what the current year impact would have been if the Company were still accounting for inventories under the LIFO method of accounting.

United States Securities and Exchange Commission
December 15, 2008
Page 16 of 17


Note 10. Segment Information, page 12
-------------------------------------

22. We note you changed the reportable segments to reflect operating results by regions, which is now the basis management assesses operating performance. Please provide us with a comprehensive discussion of your basis for not continuing to report as separate segments the operating results of your wholesale operations and your worldwide online internet and catalog business, whose economic characteristics would appear to be significantly different from your other retail store operations. Refer to the guidance in paragraph 6 of EITF 04-10.

          In the first  quarter  of 2008,  the Chief  Operating  Decision  Maker
          (CODM) began assessing performance on a region-by-region basis, rather than on a channel of distribution basis as this regional view better reflects the synergies and trade-offs from multi-channel distribution. As a result, the U.S. online internet and catalog business (previously reported as the Direct Marketing segment) is now included in the Americas segment. Wholesale operations were not reported separately. As discussed in comment 13 above, the Company has identified the Americas, Asia-Pacific and Europe as its operating segments as these are the only operating segments that meet all three criteria outlined in paragraph 10 of SFAS No. 131. The CODM evaluates the performance of the business based on the sales and operating margins of the Americas, Asia-Pacific and Europe regions. The Company considered the guidance outlined in paragraph 6 of EITF 04-10 and determined that it is not applicable as the Company is not aggregating two or more operating segments that do not meet the quantitative thresholds.

Item 2. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations, page 14
----------------------

23. Please clarify for us and expand your disclosure to define comparable store sales. In this regard, please indicate whether internet and catalog sales are included in comparable or non-comparable sales. Further, please quantify the amount of internet sales included in each period presented.

          The Company has disclosed its definition of comparable store sales on page 16 of Form 10-Q for the fiscal quarter ended April 30, 2008 filed on June 3, 2008. The Company will modify its disclosure in future filings to add the following statement:

               Comparable store sales only include sales in company operated stores and boutiques.

          Internet sales accounted for only 6% of worldwide net sales for the year ended January 31, 2008. The Company will disclose the effect of internet sales if it is material to the financial results reported.

United States Securities and Exchange Commission
December 15, 2008
Page 17 of 17


                                      *****

     Please direct any questions regarding these responses to the Commission's comments to Henry Iglesias, Vice President - Controller, at (973) 254-7755 or James Fernandez, Executive Vice President & Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

                                           Sincerely,



                                           /s/ Henry Iglesias
                                           Henry Iglesias

     Copy:

     Michael J. Kowalski, Chairman and Chief Executive Officer
     James N. Fernandez, Executive Vice President and Chief Financial Officer Patrick McGuiness, Senior Vice President - Finance
     Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel